Exhibit 12

IOS CAPITAL, LLC

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30
	2003	2002	2001	2000	1999
Earnings
Income from continuing operations	$83,915	$102,389	$84,738	$79,416	$88,327
Add:
Provision for income taxes	47,580	71,282	52,428	48,446	54,910
Fixed charges	137,339	149,580	159,800	151,822	121,531

Earnings, as adjusted (A)	$268,834	$323,251	$296,966	$279,684	$264,768

Fixed charges
Other interest expense, including interest on capital leases	$136,339	$148,414	$159,138	$151,295	$120,917
Estimated interest component of rental expense	845	1,166	662	527	614

Total fixed charges (B)	$137,184	$149,580	$159,800	$151,822	$121,531

Ratio of earnings to fixed charges (A) divided by (B)	2.0	2.2	1.9	1.8	2.2